Tidal ETF Trust II

898 North Broadway, Suite 2

Massapequa, New York 11758

June 21, 2022

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Tidal ETF Trust II (the “Trust”)

Registration Statement on Form N-1A (the “Registration Statement”)

File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) via correspondence dated May 26, 2022, with respect to the Amendment and the Trust’s proposed initial series, the Carbon Collective Climate Solutions U.S. Equity ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Trust so notes.

2.	Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the Registration Statement, or if the Fund anticipates requesting such relief in the future. To the extent you will rely on Release No. 33499 (June 3, 2019) to use a manager of managers structure, please tell us how the Fund’s name is consistent with the statement made in the application that “[i]f the name of any Sub-advised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-advised Fund … will precede the name of the Sub-Adviser” or revise the Fund’s name consistent with such statement.

Response: The Fund has not and does not expect to submit an exemptive application or no-action request in connection with its Registration Statement. The Trust acknowledges the limitations set forth in Release No. 33499 (June 3, 2019). The Trust does not intend to use a manager of managers structure with respect to the Fund and, for that reason, the Fund did not include the requisite manager-of-managers disclosure in the Registration Statement. The Trust notes that additional series of the Trust may seek to rely on such relief; provided that they are eligible to do so.

3.	Please note, a full financial review (e.g., seed financial statements, auditor's report, consent, etc.) must be performed prior to declaring the Registration Statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Trust so notes.

4.	Please provide the name of the Fund's independent registered public accounting firm in correspondence.

Response: The Fund's independent registered public accounting firm will be BBD, LLP.

Prospectus

Principal Investment Strategies

5.	You disclose that you will invest in U.S.-listed equity securities of companies the Sub-Adviser believes are “primarily focused on building solutions to address climate change”; however, your disclosure does not address the data, analyses, and metrics the Sub-Adviser uses to determine a company’s primary focus nor does it explain how investment decisions are made once you determine a company has a primary focus. Several of the comments that follow request additional disclosure along these lines. We encourage you to consider our comments individually and holistically and revise your Item 4 and Item 9 disclosure as appropriate.

Response: The Trust notes the foregoing comment, and believes its current disclosure addresses many of these points. However, we have enhanced and revised the disclosure as noted below to add additional information regarding the data, analyses, and metrics the Sub-Adviser uses to determine a company’s primary focus. We have also addressed how investment decisions are made once the Sub-Adviser determines a company is a “climate solutions company”.

6.	You disclose that, “[i]n order to be a Climate Solutions Company that can be held in the Fund’s portfolio, a company must pass through all of the below Steps 1-6.” The reference to ‘that can be held’ in this sentence is unclear as it suggests the Fund may only invest in Climate Solutions Companies (emphasis added). If the purpose of this sentence is to list the criteria used to define a Climate Solutions Company for purposes of your 80% policy, please revise for clarity.

Response: The Fund has deleted the reference “that can be held in the Fund’s portfolio” so that the sentence currently reads, “in order to be a Climate Solutions Company, a company…”

7.	On page 3, in the first line of the second paragraph of this section, the disclosure states “Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of companies that are developing climate change solutions… .” As the Fund has “U.S.” in its name, please also state that 80% of the Fund’s net assets will be invested in companies economically tied to the U.S. See Rule 35d-1(a)(3)(i).

Response: The Fund has added “U.S.” to the foregoing sentence in referenced disclosure and clarified that the companies must be listed on U.S. Stock Exchanges.

8.	On page 4, in the second line of Step 1, immediately following “identified” please insert “by the Sub-Adviser”.

Response: The Fund has inserted the requested language.

9.	In Step 2, the disclosure references “a proprietary, screening methodology”. Please clarify in the disclosure, if accurate, that this is done with quantitative modeling and analysis, or otherwise elaborate on what this screening methodology entails. Also, in Step 2, the disclosure states that the Fund will evaluate a company through a “review of the company’s sources of revenue.” In addition to the sources of revenue, is there a threshold amount of revenue a company must derive from climate solution activities to be included in the Fund’s 80% test (e.g., at least 50%)? Disclose.

Response: The language has been clarified to indicate that the proprietary, screening methodology is the methodology described below in Step 2. In addition, a description of the revenue threshold amount was added to the description (i.e., a company’s revenue from its climate solutions products and services must be higher than the revenue from products or services built specifically for the fossil fuel industry or products or services that rely upon fossil fuels to operate).

10.	In Step 3, the disclosure states that for companies with multiple product lines, the Fund “excludes companies whose revenues from fossil-fuel products or services exceed their climate solutions-generated revenue.” Do all company activities fall into one of these two categories? If not, how does the Fund consider revenue from activities unrelated to fossil-fuel products and climate solutions – i.e., per comment 9, what objective measure of a company's revenue does the Fund use to identify a Climate Solutions Company?

Response: Step 3 is an exclusionary test that disqualifies companies whose revenues from fossil fuel products and services exceed climate solutions revenue. Companies may generate revenue from other activities (it is not an either-or test) but the screening described in Step 2 ensures that revenue generated from climate solutions is a directionally relevant source of a company’s revenue. Also, products and services that are carbon neutral are excluded from the test.

The point of Step 3 is to determine the "directionality" of a company. If a company generates more revenue from fossil fuel related activities, it is likely to keep investing in those more heavily and is therefore viewed as a company like that is "directionally" going in the wrong direction. Whereas a company investing more in of its revenue in its climate solution is directionally moving in the right direction.

The sub-adviser notes that it includes this filter because “we acknowledge that our world is still primarily run by fossil fuels. We want to the Fund to hold the securities of companies positioned to transition and help lead on that, while acknowledging that some may still have a foot in both worlds.”

11.	At the top of page 5, in Step 4, Water Companies and Water Utilities, the disclosure states “For a water company to be included in the Fund’s portfolio, it must do at least one of the following [climate solution activities].” Is there a metric the Fund uses to determine that a company engages in a sufficient amount of a particular activity to be considered a Climate Solutions Company? Or is simply doing the activity enough? Please clarify in the disclosure. Similarly, in LED Companies, the disclosure states “To be included in the Fund’s portfolio, an LED company must create products and/or components used to replace existing energy-intensive options.” Is there an objective metric (such as a revenue test) to determine if these companies may be considered Climate Solution Companies? Please disclose.

Response: For water companies and water utilities the Sub-Adviser reviews revenue sources and the companies must derive more revenue from the activities listed than from other products or services the company or utility may provide. For LED companies the Sub-Adviser includes those companies that generate more of their revenue from products and/or components that are replacements for current energy-intensive options than they do from manufacturing LEDs or related components. The prospectus has been revised to clarify the foregoing.

12.	On page 5, please explain in the disclosure why Other Companies is considered an exclusionary filter and is consistent with investor expectations for a Climate Solutions Company, or remove it.

Response: The prospectus has been revised to remove the disclosure regarding Other Companies.

13.	The Fund's Investment Objective is to seek to achieve long-term capital appreciation. Please disclose in this section the Fund's strategy in choosing investments that will enable it to achieve this goal. In doing so, please disclose how the Fund reconciles its strategy of selecting Climate Solution Companies with its objective of achieving long-term capital appreciation.

Response: The Prospectus has been revised to reflect the foregoing.

Principal Investment Risks

14.	We note the Fund’s risks are presented in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. After listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Fund has re-ordered the risk disclosures accordingly.

15.	On page 7, New Sub-Adviser Risk, if applicable, please consider expanding on this risk disclosure to address the impact that the Sub-Adviser’s limited financial and personnel resources may have on the Fund’s ability to fully implement its strategy.

Response: The Adviser has considered whether expanding the risk disclosure was warranted. Based on its due diligence of the Sub-Adviser, the Adviser believes that Sub-Adviser has both sufficient financial and personal resources and, therefore, has not augmented the risk disclosure.

Management

16.	In the third paragraph of Investment Adviser, the disclosure states “the Adviser has agreed to pay all expenses incurred by the Fund…,” with some exceptions. Will the Adviser have an opportunity to recoup these payments? If so, disclose and disclose the terms of any reimbursement.

Response: The Trust confirms that the Adviser will not have the opportunity to recoup any such payments.

17.	In the penultimate paragraph on page 13, in Sub-Adviser, please disclose the experience of the Sub-Adviser, including any experience the Sub-Adviser has investing in accordance with the strategy of the Fund.

Response: The Fund has added the referenced disclosure.

18.	At the bottom of page 13, the disclosure states “A discussion regarding the basis for the Board’s approval of the Fund’s Advisory Agreement and Sub-Advisory Agreement will be available in the Fund’s first annual or semi-annual report to shareholders. Please specify the Fund’s annual or semi-annual report to shareholders and provide the period of the report. See Item 10(a)(1)(iii).

Response: The Fund confirms that the disclosure has been revised to specify the relevant report and provide the period thereof.

Statement of Additional Information

19.	At the top of page 13, in the second sentence, the disclosure states “Independent Trustee fees are paid by the Adviser or sub-adviser…to each series of the Trust and not by the Fund”. Please elaborate on this disclosure. Will the Adviser be reimbursed for these payments? As Board members are fiduciaries to the Fund and its shareholders, how will the Fund address any conflicts of interest that may be presented by this arrangement? Please explain to us.

Response: The Fund pays the Adviser a unitary fee and the Adviser uses that fee (along with other resources of the Adviser as required) to pay Fund and Trust operating expenses, including fees paid to the Independent Trustees. The Trust confirms that the Adviser will not be reimbursed for such payments. The Trust believes that this arrangement does not present a conflict of interest. The Independent Trustees determine their compensation from the Trust, and such determination is not influenced by the Adviser or its obligation to pay amounts resulting from the determination. Although Independent Trustee compensation will not be paid directly by the Trust, it is an obligation of the Trust, and shareholders of the Fund will indirectly pay fees to the Adviser for its services to the Fund from which (along with other resources of the Adviser) the Adviser may pay the Independent Trustees. This arrangement is common in the registered funds industry.

20.	In the last paragraph on page 20, the disclosure states “An Authorized Participant or its affiliates may be selected to execute the Fund’s portfolio transactions in conjunction with an all-cash Creation Unit order or an order including “cash-in-lieu”… .” To the extent Creation Units may be purchased or redeemed in cash, please disclose in the prospectus, as appropriate, that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs, including brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. Please also disclose these costs could be imposed on the Fund, and to the extent they are not offset by a transaction fee payable by an Authorized Participant, could decrease the Fund’s net asset value.

Response: The Fund has added the referenced disclosure.

Signatures

21.	Please ensure that subsequent amendments contain the signatures required by Section 6(a) of the Securities Act.

Response: The Trust so notes.

Declaration of Trust

22.	With respect to Article VIII, Section 2, Derivative and Direct Actions, we note this section outlines the conditions shareholders must meet to bring a derivative or direct claim with respect to the Trust. Please disclose at an appropriate place within the prospectus a plain English summary of these conditions, particularly those included in Section 2(b)(iii), (b)(iv), (c) and (i).

Response: The Fund has inserted the requested language.

23.	With respect to Article VIII, Section 7, Applicable Law, please revise Section 7(c), Choice of Forum Provision, to state that it does not apply to claims arising under the federal securities laws. Please disclose this provision in an appropriate place within the prospectus. Please also disclose any risks raised by the provision, even with respect to non-federal securities law claims.

Response: The Trust’s Declaration of Trust and Registration Statement has each been revised, accordingly.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC